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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934

LAUNCH MEDIA, INC.
(Name of Subject Company)

JEWEL ACQUISITION CORPORATION
a wholly owned subsidiary of Yahoo! Inc.
and
YAHOO! INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

518567 10 2
(CUSIP Number of Class of Securities)

Susan L. Decker
Senior Vice President, Finance and Administration and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089
Telephone: (408) 349-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 Telephone: (408) 349-3300	Steven J. Tonsfeldt David R. Young Kristen D. Kercher Venture Law Group A Professional Corporation 2800 Sand Hill Road Menlo Park, California 94025 Telephone: (650) 854-4488

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$12,448,573.36	$2,490

*
For purposes of calculating amount of filing fee only. This amount assumes the purchase of 13,531,058 shares of common stock of Launch Media, Inc. outstanding as of June 30, 2001 at a purchase price of $0.92 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/
/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing party: Not applicable.
  Date filed: Not applicable.

/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
third-party tender offer subject to Rule 14d-1.

/
/  issuer tender offer subject to Rule 13e-4.

/
/  going-private transaction subject to Rule 13e-3.

/
/  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

Item 1. Summary Term Sheet.

    The information set forth in the section of the Offer to Purchase filed as Exhibit (a)(1)(A) (the "Offer to Purchase") entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

    (a) The name of the subject company is Launch Media, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 2700 Pennsylvania Avenue, Santa Monica, California 90404. The telephone number of the Company at its principal executive offices is (310) 526-4300.

    (b) This Statement relates to an offer by Jewel Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the "Shares"), at a purchase price of $0.92 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(1)(B), respectively (which are herein collectively referred to as the "Offer"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low closing sales prices for the Shares in such principal market are set forth in "Price Range of the Shares" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

    The information set forth in "Certain Information Concerning Yahoo! and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

    The information set forth under "Introduction," "Acceptance for Payment and Payment," "Terms of the Offer," "Procedure for Tendering Shares," "Withdrawal Rights," "Certain Federal Income Tax Considerations" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    The information set forth in "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Information Concerning the Company," "Certain Information Concerning Yahoo! and the Purchaser" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

    The information set forth in "Introduction," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

    The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning Yahoo! and the Purchaser," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

    The information set forth in "Introduction" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

    Not applicable.

Item 11. Additional Information.

    The information set forth in "Certain Information Concerning Yahoo! and the Purchaser" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated July 12, 2001.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)	Summary Advertisement as published in the Wall Street Journal on July 12, 2001.
(d)(1)	Agreement and Plan of Merger dated as of June 27, 2001 among the Company, Yahoo! and the Purchaser. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(2)	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(3)	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(4)	Employment Agreement dated as of June 27, 2001 between the Company and Robert D. Roback.
(d)(5)	Employment Agreement dated as of June 27, 2001 between the Company and David B. Goldberg.
(d)(6)	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and Robert D. Roback.
(d)(7)	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and David B. Goldberg.
(d)(8)	Loan and Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(9)	Intellectual Property Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(10)	Secured Promissory Note dated May 25, 2001 payable by the Company to Yahoo!.
(d)(11)	Secured Promissory Note dated June 28, 2001 payable by the Company to Yahoo!.
(d)(12)	Secured Promissory Note dated July 2, 2001 payable by the Company to Yahoo!.
(d)(13)	First Amendment to Loan and Security Agreement dated June 27, 2001 between Yahoo! and the Company.
(d)(14)	Confidentiality Agreement dated April 27, 2000 between the Company and Yahoo!.
(d)(15)	Side Letter to Confidentiality Agreement dated July 2, 2001 between the Company and Yahoo!.

Item 13. Information Required by Schedule 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEWEL ACQUISITION CORPORATION
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President
YAHOO! INC.
By:	/s/ JEFFREY MALLETT
Name:	Jeffrey Mallett
Title:	President and Chief Operating Officer

Dated: July 12, 2001

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated July 12, 2001.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)	Summary Advertisement as published in the Wall Street Journal on July 12, 2001.
(d)(1)	Agreement and Plan of Merger dated as of June 27, 2001 among the Company, Yahoo! and the Purchaser. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(2)	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(3)	Stockholders Agreement dated as of June 27, 2001 among Yahoo!, the Purchaser and certain stockholders of the Company set forth on Schedule 1 to the Stockholders Agreement. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with respect to shares of the Company's common stock on July 9, 2001)
(d)(4)	Employment Agreement dated as of June 27, 2001 between the Company and Robert D. Roback.
(d)(5)	Employment Agreement dated as of June 27, 2001 between the Company and David B. Goldberg.
(d)(6)	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and Robert D. Roback.
(d)(7)	Noncompetition Agreement dated as of June 27, 2001 between Yahoo! and David B. Goldberg.
(d)(8)	Loan and Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(9)	Intellectual Property Security Agreement dated as of May 25, 2001 between Yahoo! and the Company.
(d)(10)	Secured Promissory Note dated May 25, 2001 payable by the Company to Yahoo!.
(d)(11)	Secured Promissory Note dated June 28, 2001 payable by the Company to Yahoo!.
(d)(12)	Secured Promissory Note dated July 2, 2001 payable by the Company to Yahoo!.
(d)(13)	First Amendment to Loan and Security Agreement dated June 27, 2001 between Yahoo! and the Company.
(d)(14)	Confidentiality Agreement dated April 27, 2000 between the Company and Yahoo!.
(d)(15)	Side Letter to Confidentiality Agreement dated July 2, 2001 between the Company and Yahoo!.

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SIGNATURE
EXHIBIT INDEX